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Exhibit 2.6

Merger Agreement

Of	December 14, 2010
Between

Novartis AG

Company Number CH-270.3.002.061-2

Lichtstrasse 35
CH-4056 Basel
Switzerland

a company limited by shares (Aktiengesellschaft) pursuant to art. 620 ff. CO having its seat in Basel (hereinafter "Novartis")
And

Alcon, Inc.

Company Number CH-170.3.017.372-9

Bösch 69
CH-6331 Hünenberg
Switzerland

a company limited by shares (Aktiengesellschaft) pursuant to art. 620 ff. CO having its seat in Hünenberg (hereinafter "Alcon")

(each a "Party" and together the "Parties")

		Page
7.2	Notices	12
7.3	Costs	13
7.4	Modifications and Amendments, Right to Amend, Joint Negotiation	13
7.5	Severability	13
7.6	Non-Assignment	13
7.7	Applicable Law and Jurisdiction	13
7.8	Jurisdiction on Shareholders' Claims	13

Exhibits

Exhibit 1.2(b)(i)	Merger balance sheet of Novartis AG as of 30 September 2010
Exhibit 1.2(b)(ii)	Merger balance sheet of Alcon, Inc. as of 30 September 2010
Exhibit 2.2(a)	Settlement Procedures
Exhibit 2.3(d)	Equity Awards granted under the Alcon Incentive Plan
Exhibit 5.3	Conduct of Business
Exhibit 5.9	Alcon Litigation Trust

WHEREAS, Novartis proposed that Alcon merge into Novartis;

WHEREAS the Parties then negotiated the terms of this merger agreement (the "Merger Agreement");

WHEREAS, the Independent Director Committee of the Alcon Board has recommended that the Alcon Board approve the Merger Agreement; and

WHEREAS the boards of directors of both Parties have approved the execution of this Merger Agreement on the date hereof.

NOW, THEREFORE, the Parties agree to enter into this Merger Agreement:

1      Merger

1.1   Agreement to Merge

        The Parties hereby agree that Novartis and Alcon shall merge pursuant to art. 3 para. 1 lit. a and art. 4 para. 1 lit. a of the Swiss Federal Act on Mergers, Demergers, Conversion and Transfer of Assets and Liabilities (the "Merger Act") (merger by absorption between two companies limited by shares) and in accordance with this Merger Agreement (hereinafter the "Merger"). Novartis shall be the acquiring company which shall continue to operate, and Alcon shall be the transferring company which shall be dissolved upon Completion (as defined below). By operation of law, Alcon's assets, liabilities and contracts shall be transferred to Novartis in their entirety (Universalsukzession).

1.2   Merger Report and Merger Balance Sheet

a)    Merger Report

        The Novartis board of directors (the full board of directors of Novartis being referred to herein as the "Novartis Board") and the Alcon board of directors (the full board of directors of Alcon being referred to herein as the "Alcon Board") shall approve a joint merger report as set forth in art. 14 Merger Act (the "Merger Report") as soon as practicable but no later than on 19 January 2011.

b)    Merger Balance Sheet

        The Merger shall be implemented on the basis of the non-consolidated, non-audited interim balance sheets (Zwischenabschlüsse), prepared under Swiss statutory accounting principles as of 30 September 2010 of Novartis and of Alcon, respectively (attached hereto as Exhibit 1.2(b)(i) and Exhibit 1.2(b)(ii), respectively, each a "Merger Balance Sheet"). Each Merger Balance Sheet shall be superseded for purposes of this Merger Agreement by an audited balance sheet of Novartis or of Alcon, as the case may be, dated 31 December 2010 when such audited balance sheet becomes available, whereupon such audited balance sheet shall become the applicable Merger Balance Sheet.

        The Merger Consideration (as defined in section 2.1(a) (Stock Consideration and Put Option)) is not based on the Merger Balance Sheets but based on the factors enumerated in section 2.1(d) (Basis for Determining Merger Consideration). In the event that Completion (as described in section 6.5 (Completion)) occurs more than six months after the closing date of the Merger Balance Sheets, the Merger Balance Sheets shall be replaced by updated balance sheets (the "Updated Merger Balance Sheets") in accordance with art. 11 Merger Act.

c)     Effective Date Agreed between the Parties

        Upon the completion and effectiveness of the Merger ("Completion") and for the purpose of the non-consolidated financial statements of Novartis, the assets and liabilities of Alcon shall be booked in the Novartis non-consolidated balance sheet pursuant to Alcon's Merger Balance Sheet or Alcon's Updated Merger Balance Sheet, as the case may be, with retroactive effect as from and including

January 1, 2011, or the relevant later date as agreed by the Parties hereto, and all acts and operations of Alcon as from such date shall be deemed to be conducted for Novartis' account and shall be recorded in the non-consolidated financial statements of Novartis.

2      Exchange of Alcon Shares for Merger Consideration

2.1   Merger Consideration

a)    Stock Consideration and Put Option

        In the Merger, the shareholders of Alcon (with the exception of Novartis) shall receive for each registered Alcon Share with a nominal value of CHF 0.20 (each, an "Alcon Share") issued and outstanding immediately prior to Completion the merger consideration described below (the "Merger Consideration"). The Merger Consideration shall have a value, determined in accordance with the definitions below, of USD 168 and shall be composed of:

  (i)
  the right to receive from Novartis a number of Novartis Shares (the "Stock Consideration") equal to the Exchange Ratio (as defined below); and

  (ii)
  the right to receive from Novartis a cash-settled, non-transferable put option (the "Put Option") exercisable for an amount equal to the Contingent Value Amount (as defined in section 2.1(b) (Determination of the Merger Consideration)), without interest.

        The Parties have concluded, after seeking financial and legal advice, that the parameters of art. 7 para. 2 Merger Act are met with respect to the Merger Consideration.

b)    Determination of the Merger Consideration

        The exchange ratio shall be the quotient, rounded to the nearest ten thousandth, or if there shall not be a nearest ten thousandth, the higher ten thousandth, obtained by dividing USD 168 by the Novartis Share Value (the "Exchange Ratio"); provided that the Exchange Ratio shall not be greater than 2.8; provided, further, that if the Novartis Share Value is less than USD 60, then the Exchange Ratio shall be the sum of (x) 2.8 plus (y) the Dividend Adjustment Factor.

        The "Dividend Adjustment Factor" shall mean the quotient of (x) the product of (i) the Dividend Value Adjustment multiplied by (ii) 2.8 divided by (y) the Novartis Share Value.

        The "USD Dividend Value" shall mean the amount of any Novartis cash dividend declared or paid after the date of this Merger Agreement (including the 2010 Novartis Annual Dividend) and on or prior to the Completion Date (as defined in section 6.5 (Completion)) per Novartis Share in Swiss Francs converted into US dollars on the basis of the USD/CHF spot rate prevailing at 4:30 pm (London time) on the last day of the Measurement Period (as defined in the definition of "Novartis Share Value") reported on the Bloomberg Professional Service under function "BFIX."

        The "Dividend Value Adjustment" shall mean the lesser of (i) the USD Dividend Value and (ii) USD 60 minus the Novartis Share Value.

        The "2010 Novartis Annual Dividend" means the dividend with respect to Novartis Shares to be approved at the Novartis annual general meeting in 2011.

        The "Novartis Share Value" means the average of the Daily Novartis Share Values for each of the ten (10) Trading Days ending on (and including) the Trading Day prior to the date of the Alcon Shareholders' Meeting (such ten (10) Trading Days, the "Measurement Period") weighted by the total volume of trading in Novartis Shares as reported on the NOVN.VX VWAP page on the Bloomberg Professional Service each such Trading Day.

        The "Daily Novartis Share Value" means, for any Trading Day, the Daily Novartis VWAP for such Trading Day converted into US dollars on the basis of the USD/CHF London spot rate prevailing at 4:30 pm (London time) for such Trading Day reported on the Bloomberg Professional Service under function "BFIX" minus, for any Trading Day prior to the Ex-Dividend Date for any Novartis cash dividend declared or paid after the date of this Merger Agreement and on or prior to the Completion Date, the USD Dividend Value.

        The "Daily Novartis VWAP" means, for any Trading Day, the per share volume-weighted average price of Novartis Shares as reported on the NOVN.VX VWAP page (which prices are displayed in Swiss Francs) on the Bloomberg Professional Service in respect of the period from the open of trading on the relevant Trading Day to the close of such Trading Day.

        The "Ex-Dividend Date" means the date on which Novartis Shares first trade on the SIX Swiss Exchange without the right to the applicable dividend.

        The "Stock Consideration Value" means the product of (x) the Exchange Ratio and (y) the Novartis Share Value.

        The "Contingent Value Amount" means an amount in US dollars equal to USD 168 minus the Stock Consideration Value. If the Stock Consideration Value is equal to or above USD 168, the Contingent Value Amount shall be zero.

        "Trading Day" means a date on which trading occurs on the SIX Swiss Exchange.

        "Novartis Shares" mean ordinary shares of Novartis with a nominal value of CHF 0.50 each.

c)     Adjustment of Merger Consideration

        The Merger Consideration shall be adjusted to reflect the economic effect of any share split, share combination, subdivision, reclassification, stock dividend, exchange of shares or similar transaction with respect to Alcon Shares or Novartis Shares that (i) is approved after the date hereof but prior to Completion and (ii) is entered into the commercial register, or has a record or effective date that occurs during such period.

d)    Basis for Determining Merger Consideration

        The Merger Consideration was agreed by the Parties after negotiations based on a variety of different factors including market capitalization and fundamental values of both companies and the proposed terms of the Merger Agreement including the structure of the merger consideration. Prior to the execution of this Merger Agreement, the Alcon Board and the Novartis Board received and considered fairness opinions with respect to the Merger Consideration.

2.2   Implementation of the Exchange

a)    Appointment and Duties of Exchange Agent

        Novartis shall appoint an Exchange Agent (the "Exchange Agent") to implement the exchange of Alcon Shares for Merger Consideration in accordance with the terms set out in the agreement between Novartis and the Exchange Agent and this Merger Agreement, including Exhibit 2.2(a). Novartis will, to this effect, use reasonable best efforts to ensure that the Merger Consideration is credited to the Exchange Agent as promptly as practicable following Completion.

        Alcon shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified in this Merger Agreement and as specified in any agreement with the Exchange Agent.

b)    Entitlement of Alcon Shareholders and Settlement

        The right to receive the Merger Consideration shall vest by operation of law in those record holders of Alcon Shares (each, an "Alcon Shareholder" and collectively, the "Alcon Shareholders") who hold Alcon Shares at Completion.

        Alcon Shareholders can, by returning a properly completed form of election ("Form of Election") to the Exchange Agent not later than five (5) Trading Days prior to the Alcon Shareholders' Meeting, elect to receive either Novartis Shares (listed on the SIX Swiss Exchange) or an equivalent number of receipts representing Novartis American Depository Shares (listed on the New York Stock Exchange), each Novartis American Depository Share representing one registered Novartis Share (hereinafter each a "Novartis ADS"). The number of Novartis ADSs to be received by any Alcon Shareholder who does not receive Novartis Shares is therefore equal to the number of Novartis Shares otherwise issuable to such Alcon Shareholder in accordance with Section 2.1.

        In case no Form of Election is received, Alcon Shareholders with a registered address in Switzerland shall receive the Stock Consideration in the form of Novartis Shares; Alcon Shareholders with a registered address outside of Switzerland shall receive the Stock Consideration after Completion in the form of Novartis ADSs.

c)     Settlement of Fractions

        Each shareholder of record of Alcon (but not, for the avoidance of doubt, any beneficial owner of Alcon Shares) who, based on its shareholding at Completion and on the Merger Consideration, does not receive an integral number of Novartis Shares or Novartis ADSs shall receive rights corresponding to the resulting fraction (each a "Fraction Right"). The Exchange Agent shall (i) receive all Novartis Shares or Novartis ADSs not used for the share exchange in the Merger because of the existence of Fraction Rights and (ii) sell such shares or ADSs on behalf of the holders of Fraction Rights (on the SIX Swiss Exchange or the New York Stock Exchange, as applicable) and pass on the proceeds to such shareholders of record of Alcon in cash. This sale shall occur during a period of three Trading Days after Completion, as determined by Novartis in a manner reasonably designed to achieve the highest possible sale price.

d)    Exercise of Put Option

        In the event that the Stock Consideration Value is less than USD 168, the Exchange Agent shall exercise all Put Options included in the Merger Consideration pursuant to section 2.1(a)(ii) (Stock Consideration and Put Option), and (if the Put Options are so exercised) the Exchange Agent shall in accordance with section 2.2(a) (Appointment and Duties of Exchange Agent) pay an amount in cash payable in USD equal to the applicable Contingent Value Amount per Alcon Share (net of applicable Swiss withholding tax) as part of the Merger Consideration in satisfaction of section 2.1(a)(ii) (Stock Consideration and Put Option). Each outstanding Put Option shall terminate and be of no further force and effect (i) following the payment of the Merger Consideration or (ii) in the event the Stock Consideration Value is greater than or equal to USD 168.

2.3   Treatment of Certain Share Capital and Equity

a)    Alcon Shares Held by Novartis

        The Alcon Shares that Novartis holds shall not be exchanged in the Merger, and such Alcon Shares shall be cancelled upon Completion.

b)    Alcon Shares Held by Alcon

        The Alcon Shares that Alcon or any of its subsidiaries hold shall be exchanged in the Merger and the Novartis Shares so issued in connection therewith may be used by Novartis upon effectiveness of the Merger in the exchange as described in section 2.2 (Implementation of the Exchange) to the extent these Novartis Shares are held by Alcon.

c)     Novartis Shares Held by Alcon

        Any Novartis Shares that Alcon or any of its subsidiaries may hold at Completion shall be transferred to Novartis by operation of the Merger.

d)    Equity Awards Granted under Alcon Incentive Plan

        After Completion, all Awards (the "Awards") as defined in and outstanding under the Amended 2002 Alcon Incentive Plan (the "Incentive Plan") shall be (upon exercise or vesting as applicable) settled in the form of Novartis Shares instead of Alcon Shares and shall be structured so that the beneficiaries shall receive for each Alcon Share otherwise issuable the Merger Consideration as determined in accordance with the procedures set forth in Exhibit 2.3(d) whereby any cash component of the Merger Consideration (including cash payable upon exercise of the Put Option) shall be substituted by a number of Novartis Shares based on the Novartis Share Value, pursuant to Exhibit 2.3(d). The Alcon Board shall make all necessary adjustments to the Awards to accomplish the foregoing.

e)     No Special Benefits to Directors and Members of Senior Management

        Save as otherwise provided herein, Alcon represents that other than (i) in the ordinary course of business consistent with past practice, or (ii) as approved by the Alcon Board prior to the date hereof, neither any member of the Alcon Board nor any member of senior management of Alcon has been awarded any compensation or benefits since December 31, 2009.

        Alcon represents that no member of the Alcon Board, nor any member of senior management, has received any actual or contingent compensation or benefits, the vesting or payment of which is contingent upon the Merger, or any severance payments in the event of a termination of employment at any time following Completion other than the vesting terms in the 2009 and 2010 Award agreements under the Incentive Plan and the 2011 Award agreements under the Incentive Plan to be entered into with respect to Awards for the performance year 2010 and the severance terms set out in individual employment agreements as set forth in a schedule delivered to Novartis on the date hereof.

        Alcon covenants that Alcon shall not enter into any new compensation or benefit arrangement with any director or member of senior management from and after the date hereof without the prior written consent of Novartis, other than in the ordinary course of business consistent with past practice, including the issuance of Awards for the performance year 2010, consistent with past practice, to be approved or ratified by the Alcon Board in February, 2011.

        Alcon represents that, other than as set forth in section 2.3(d) (Equity Awards Granted under Alcon Incentive Plan), no compensation or benefits shall become payable to any current or former director or employee of Alcon as a result of Completion other than the vesting terms in the 2009 and 2010 Award agreements under the Incentive Plan and the 2011 Award agreements under the Incentive Plan to be entered into with respect to Awards for the performance year 2010 and the severance terms set out in individual employment agreements as set forth in a schedule delivered to Novartis on the date hereof.

2.4   Share Register

        Novartis shall register in its share register any Alcon Shareholder who is duly registered with voting rights in the Alcon share register at Completion, subject to the Articles of Incorporation of Novartis.

        Applications for registration of Alcon Shareholders that are pending at Completion shall be treated in accordance with the Articles of Incorporation of Novartis.

        An Alcon Shareholder who fails to declare its beneficial ownership to Novartis may avail itself of nominee registration in accordance with art. 5 of the Articles of Incorporation of Novartis.

        The Novartis Shares issued to Alcon Shareholders in the Merger shall receive any future dividends paid by Novartis on the same basis as the Novartis Shares currently outstanding (other than with respect to dividends with an Ex-Dividend Date that is prior to Completion).

2.5   Cessation of Trading in Shares of Alcon

        At the opening of the first Trading Day following the approval by the Swiss Federal Commercial Registry Office (EHRA) of the entry in the journal (Tagesregistereintrag) of the Merger, trading in the shares of Alcon on the New York Stock Exchange shall be discontinued.

3      Listing and Registration of Novartis Shares and Novartis ADSs

3.1   Listing of Novartis Shares

        Novartis shall use its reasonable best efforts to cause any Novartis Shares to be issued in the Merger (including Novartis Shares underlying Novartis ADSs) to be listed on the SIX Swiss Exchange in order to make such shares tradable as of the first Trading Day following the approval by the Swiss Federal Commercial Registry Office (EHRA) of the entry in the journal (Tagesregistereintrag) of the Merger.

3.2   Listing of Novartis ADSs

        Novartis shall use its reasonable best efforts to cause any newly issued Novartis ADSs to be issued in the Merger to be approved for listing on the New York Stock Exchange (the "NYSE"), as of the first date on which trading occurs on the NYSE following the approval by the Swiss Federal Commercial Registry Office (EHRA) of the entry in the journal (Tagesregistereintrag) of the Merger, subject to official notice of issuance.

3.3   Registration of Novartis Shares

        As soon as practicable following the date of this Merger Agreement, Novartis shall prepare and file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-4 (the "Form F-4") with respect to the Novartis Shares to be issued in the Merger. Novartis shall use its reasonable best efforts as promptly as practicable to respond to any comments made by the SEC with respect to the Form F-4 and to have the Form F-4 declared effective under the Securities Act of 1933, as amended, as promptly as practicable after filing with the SEC. Novartis shall also take any action as it deems necessary (other than qualifying to do business in any jurisdiction in which it is not now so qualified) under any applicable foreign or state securities or "Blue Sky" laws and the rules and regulations thereunder in connection with the registration of the Novartis Shares. Alcon shall furnish as promptly as practicable such information concerning Alcon reasonably requested in connection with such actions or in connection with any other filing required under applicable law.

        If, prior to the Completion Date, any event occurs with respect to Alcon or its subsidiaries, or any change occurs with respect to other information supplied by Alcon to Novartis for inclusion in the

Form F-4, that is required to be described in an amendment of, or a supplement to, the Form F-4, Alcon shall promptly notify Novartis of such event, and Alcon and Novartis shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form F-4.

        Novartis shall notify Alcon promptly of the receipt of any comments from the SEC or its staff, and of any request by the SEC or its staff for amendments or supplements to the Form F-4, to the extent such comments or requests address information pertaining to or provided by Alcon, including the proxy information of Alcon, and shall cooperate with Alcon to address any such comments or requests.

4      Shareholders' Meetings

4.1   Shareholders' Meeting of Novartis

        The Novartis Board shall submit this Merger Agreement and related resolutions to a shareholders' meeting of Novartis on a date to be determined by Novartis in its sole discretion but in any event at the latest on the date following the date the Alcon Shareholders' Meeting (as defined in section 4.2) takes place. The Novartis Board shall recommend that Novartis shareholders approve all resolutions necessary in connection with this Merger Agreement.

4.2   Shareholders' Meeting of Alcon

        The Alcon Board shall submit (i) this Merger Agreement and related resolutions and (ii) a proposal to grant discharge to the current and former members of the Alcon Board for the financial year 2010 to a shareholders' meeting of Alcon on a date in accordance with the subsequent paragraph (the "Alcon Shareholders' Meeting"). Novartis shall vote or cause to be voted any Alcon Shares beneficially owned by it or any of its subsidiaries in favor of the approval of such resolutions at the Alcon Shareholders' Meeting; provided that the obligation to vote in favor of (i) the Merger-related resolutions shall not apply in the event that the Alcon Board recommends to the Alcon Shareholders not to approve the Merger or a Material Change (as defined in section 6.2. (Subsequent Material Changes)) has occurred irrespective of whether such a Material Change affects Novartis or Alcon and (ii) the discharge resolution is subject to no new material facts with respect thereto becoming known by the Alcon Board and the Novartis Board after the date hereof.

        Alcon shall (a) send an invitation to the Alcon Shareholders' Meeting as promptly as practicable but in no event later than two (2) days after the date on which the Form F-4 is declared effective or on such other date thereafter as may be agreed by the Parties, (b) convene the Alcon Shareholders' Meeting on the date that is twenty (20) Business Days (as such term is defined in the U.S. Securities Exchange Act of 1934, as amended) following delivery of the invitation or on such other date as the Parties may agree; (c) make this Merger Agreement, the Merger Report and all other documents required by law available for inspection by its shareholders at least thirty (30) days prior to the Alcon Shareholders' Meeting and (d) shall take all actions to ensure that (a), (b) and (c) of this paragraph will be performed in accordance with the terms herein, including but not limited to, reserving a venue for the Alcon Shareholders' Meeting.

5      Interim Covenants

5.1   Merger Audit

        The Novartis Board and Alcon Board shall jointly appoint Ernst & Young as their joint auditor to conduct the audit of the Merger, as set forth in art. 15 Merger Act.

5.2   Listing

        In connection with section 3 (Listing and Registration of Novartis Shares and Novartis ADSs) herein, Alcon shall furnish any information and support requested by Novartis with respect to any listings of Novartis Shares on the SIX Swiss Exchange and Novartis ADSs on the NYSE and any filings with and clearance by the SEC.

5.3   Conduct of Business

        From the date hereof until the Completion Date (as defined in section 6.5 (Completion)), Alcon shall conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (x) preserve intact its present business organization, (y) keep available the services of its officers, employees and consultants and (z) maintain relationships with its customers, suppliers and others having significant business relationships with it. Without limiting the generality of the foregoing, except as expressly contemplated by this Merger Agreement, without the prior written consent of Novartis (which consent shall not be unreasonably withheld), Alcon shall not, nor shall it permit any of its subsidiaries to do or permit to be done any of the following, save for the implementation of decisions taken or ratified by the Alcon Board prior to the date of this Agreement that are set forth on Exhibit 5.3 hereto:

  a)
  amend its Articles of Association (other than amendments of its Articles of Association reflecting the issuance of Alcon Shares in 2010 under the Incentive Plan), Organizational Regulations or any other organizational document (whether by merger, consolidation or otherwise);

  b)
  (i) issue, sell or otherwise deliver, or authorize the issuance, sale or other delivery of, any Alcon securities or securities of any of its subsidiaries, other than (aa) the issuance of Alcon Shares pursuant to Awards outstanding on the date hereof under the Incentive Plan, or (bb) the issuance of Awards for the performance year 2010, consistent with past practice, to be approved or ratified by the Alcon Board in February, 2011, or (ii) amend any term of any Alcon security or securities of any of its subsidiaries (whether by merger, consolidation or otherwise);

  c)
  (i) acquire any material assets or property other than (aa) in the ordinary course of business consistent with past practice or (bb) as required by contracts or agreements in effect on the date hereof; or (ii)(aa) sell, lease, license, dispose of or otherwise transfer any material assets or property, other than in the ordinary course of business consistent with past practice or as required by existing contracts or agreements in effect on the date hereof or (bb) sell, assign, license or otherwise transfer any material intellectual property owned by or licensed to Alcon except pursuant to contracts or agreements in effect on the date hereof;

  d)
  incur, guarantee or otherwise become liable for any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practice;

  e)
  create or incur any lien on any material assets or property other than in the ordinary course of business consistent with past practice;

  f)
  enter into any agreement or arrangement that limits or otherwise restricts in any material respect Alcon or any of its subsidiaries (or that could, after Completion, limit or otherwise restrict in any material respect Novartis, Alcon or any of their respective subsidiaries or any successor thereto) from engaging or competing in any line of business, in any location or with any person;

  g)
  (i) settle, or propose to settle, any action, suit, investigation, proceeding or claim that is material to Alcon and its subsidiaries taken as a whole or that relates to the transactions contemplated hereby or (ii) intentionally waive, release or assign any material right or claim;

  h)
  institute (i) any amendment or termination of any employee benefit plan, except as required by law, or adoption of any new employee benefit plan (it being understood that Alcon shall be at liberty to convert the former Nestlé pension plans, as part of the separation from Nestlé and within the committed timelines previously agreed to or to be agreed to by Nestlé and Alcon, into either (a) a free-standing Alcon pension plan, or (b) if agreed with Novartis, a Novartis pension plan) or any material individual employment, severance, change in control or consulting agreement (other than in the ordinary course of business consistent with past practice); or (ii) enter into any new labor or collective bargaining agreement or terminate any such existing agreement, except as required by law or by the terms thereof; or

  i)
  resolve, commit or agree to do any of the foregoing.

5.4   Announcements

        Except as required by applicable legal requirements or by the requirements of any stock exchange on which the securities of a Party hereto are listed, each Party shall provide reasonable prior notice to the other Party of any press release or public announcement in respect of this Merger Agreement or the transactions contemplated hereby or any other communication with the news media, and the Parties shall to the extent reasonably practicable consult with each other in good faith in order to reach agreement as to the form, timing and contents of any such press release, public announcement or disclosure.

5.5   Consultation of Employees

        The employees of Novartis and Alcon shall be informed and consulted by Novartis and Alcon, respectively, in accordance with art. 28 Merger Act.

5.6   Third Party Claims in Connection with the Merger

        If any person other than the Parties (such persons including but not limited to shareholders of a Party) raises claims against a Party, including but not limited to a member of the board of directors or the management of a Party in connection with the Merger, the Parties undertake to fully support and closely co-operate with each other in order to defend their position. Alcon shall not settle any such claim without the consent of Novartis.

5.7   Amendments to Alcon Incentive Plans

        Except as expressly permitted by this Merger Agreement or as required by applicable law, Alcon will not after the date of execution of this Merger Agreement (i) amend the Incentive Plan or the terms of any Awards outstanding under the Incentive Plan, (ii) issue any new Awards under the Incentive Plan or under any other benefit plan or scheme (other than the Awards for the performance year 2010, consistent with past practice, to be approved or ratified by the Alcon Board in February 2011) or (iii) otherwise exercise any permissible authority under section 5.6 of the Incentive Plan.

5.8   Alcon Dividend

        From the date hereof until the Completion Date, Alcon shall not, nor shall Alcon permit any of its subsidiaries to, split, combine or reclassify any Alcon Shares or declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its share capital except for dividends or other distributions payable by any wholly owned subsidiary of Alcon, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Alcon securities or securities of any of its subsidiaries. Alcon represents and warrants that neither Alcon nor any of its subsidiaries has taken any action or resolved to take any action since the date of

Alcon's Merger Balance Sheet that would have violated this section 5.8 (Alcon Dividend) if such action or resolution had been taken after the date hereof.

5.9   Alcon Litigation Trust

        Alcon represents and warrants that upon execution of this Merger Agreement the trust (the "Alcon Litigation Trust") formed under the Alcon Litigation Trust Agreement dated as of July 7, 2010 by and between Alcon, as Grantor and Thomas G. Plaskett, Joan W. Miller and Lodewijk J. R. De Vink, as Trustees (the "Alcon Litigation Trust Agreement") shall have been terminated. Alcon further represents, warrants and undertakes that the Trust Property (as defined in the Alcon Litigation Trust Agreement) remaining at the termination of the Alcon Litigation Trust shall be paid over to Alcon within five (5) Trading Days following such termination and (i) that no amount of Trust Property shall be withheld, (ii) except as set forth on Exhibit 5.9, that no amount of Trust Property has been expended to date and (iii) that the Trustees of the Alcon Litigation Trust have irrevocably waived any claim to any future reimbursement, disbursement or refund of any amounts from the Alcon Litigation Trust.

5.10 Directors' and Officers' Insurance

        Novartis shall obtain or shall cause Alcon to obtain prior to Completion, effective as of Completion, "tail" insurance policies with a claims period of six years following Completion with at least the same coverage and amounts as the current policies of directors' and officers' liability insurance maintained by Alcon, in each case with respect to claims arising out of or relating to events that occurred before or at the Completion (including in connection with the transactions contemplated by this Merger Agreement); provided that in no event shall Novartis be required to expend or shall Alcon expend an annual premium for such coverage in excess of 300% of the last annual premium paid by Alcon for such insurance for the covered persons prior to the date hereof (which amount is set forth in a letter delivered to Novartis on the date hereof).

5.11 Further Assurances

        Subject to, and without limiting the generality of, each other term and condition set forth in this Merger Agreement, Novartis and Alcon shall cooperate with each other and use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Merger Agreement and applicable laws to cause Completion, and completion of the other transactions contemplated by this Merger Agreement, to occur as soon as practicable, including executing and delivering all such other agreements, certificates, instruments and documents as any Party reasonably may request in order to carry out the intent and accomplish the purposes of this Merger Agreement. Alcon shall further grant access to Novartis, subject to the requirements of Section 7.1 in case of a transfer of non-public information, to all information reasonably required by Novartis to prepare the integration of Alcon's business.

5.12 Swiss Withholding Tax

        Novartis shall use its best efforts to obtain within 30 days from the date hereof a tax ruling from the Swiss Federal Tax Administration confirming that the payment of the Contingent Value Amount to the Alcon Shareholders qualifies as a dividend for the purpose of the Swiss-American Double Taxation Treaty.

        To the extent that the Merger will result in a gain in nominal value (such gain, i.e. the amount of the aggregate nominal value of the Stock Consideration less the nominal value of one Alcon Share, the "Nominal Value Amount Increase"), the Swiss withholding tax due on the Nominal Value Amount

Increase shall be borne and paid by Novartis, and the amount subject to withholding tax shall be grossed up accordingly (i.e. equal to approximately 153.8% of the Nominal Value Amount Increase).

6      Validity and Completion

6.1   Effectiveness of the Merger Agreement

        This Merger Agreement shall be effective upon its execution.

6.2   Subsequent Material Changes

        If any material change (as defined under art. 17 Merger Act, "Material Change") occurs in the period between the execution of this Merger Agreement and the later to occur of the Novartis shareholders' meeting or the Alcon Shareholders' Meeting referred to in section 4 (Shareholders' Meetings), the Parties agree that they shall comply with the process set forth in art. 17 Merger Act (including apprising each other of any events that are reasonably likely to lead to a Material Change), and that (without prejudice to section 7.4 (Modifications and Amendments, Right to Amend, Joint Negotiation)) any action taken in connection therewith can only be taken by the Novartis Board or the Alcon Board, as the case may be.

        The Parties agree that they shall interpret any Material Change under art. 17 Merger Act as a change in the consolidated net assets of either Party of more than 10% of the market value of all outstanding shares of such Party, which market value shall be measured as of the date of execution of this Merger Agreement.

6.3   Conditions Precedent to the Merger

        Completion shall be subject to the following conditions precedent:

  a)
  Approval of this Merger Agreement and all related resolutions at the shareholders meetings of Alcon and Novartis;

  b)
  The SEC has declared the Form F-4 effective, and the SEC has not taken any action to suspend effectiveness;

  c)
  Approval of the SIX Exchange and the NYSE of the listing of any newly issued Novartis Shares and Novartis ADSs, respectively, in each case in accordance with section 3 (Listing and Registration of Novartis Shares and Novartis ADSs) above; and

  d)
  No order or injunction have been issued by any governmental authority or a competent court that (i) prohibits the completion of the Merger and (ii) is enforceable in Switzerland.

6.4   Applications to the Commercial Register

        The applications for the entry in the Commercial Register of Zug, in the case of Alcon, and the Commercial Register of Basel, in the case of Novartis, shall be filed by the respective Party on the later to occur date of the Alcon Shareholders' Meeting or the date of the Novartis shareholder meeting referred to in section 4.1 but in no event prior to the record date for payment of the 2010 Novartis Annual Dividend (or, if there is any other Novartis cash dividend declared or paid after the 2010 Novartis Annual Dividend that would be included in the definition of "USD Dividend Value", in no event prior to the record date for payment for such dividend).

6.5   Completion

        Subject to section 6.3 (Conditions Precedent to the Merger), Completion shall occur on the date (the "Completion Date") in which entries into the Commercial Register in respect to both Parties have been made.

6.6   Termination of the Merger Agreement

        Either Novartis (by decision of the Novartis Board) or Alcon (by decision of the Alcon Board) may terminate this Merger Agreement if the conditions precedent to the Merger specified in section 6.3 (Conditions Precedent to the Merger) above have not been satisfied by October 1, 2011 (the "Long Stop Date") other than as a result of the fault of the Party seeking termination.

        The termination of this Merger Agreement shall also terminate all rights and obligations arising out of this Merger Agreement, with the exception of (i) those under sections 7.3 (Costs), 7.7 (Applicable Law and Jurisdiction) and this section 6.6 (Termination of the Merger Agreement), which shall continue to be in full force and effect, as well as (ii) any claims for damages if a Party has caused the termination of this Merger Agreement by a breach of this Merger Agreement or applicable law.

7      Miscellaneous

7.1   Confidentiality

        The content of the negotiations of the Merger Agreement and matters related thereto, including any documents and information exchanged in this regard shall be treated as confidential by the Parties, subject to any legal or regulatory obligations to provide information to governmental authorities (including courts, securities regulators and stock exchanges).

7.2   Notices

        Any notice, request, or other communication under this Merger Agreement shall be deemed validly given upon receipt by the Party to whom it is addressed, provided, however, that it has been given in writing and sent by registered mail or by facsimile transmission to the following address:

If to Alcon:
Alcon, Inc. 6201 South Freeway Ft. Worth, TX 76134-2099 United States of America Facsimile no. +1 817 568 7579 Attn: General Counsel
If to Novartis:
Novartis AG Lichtstrasse 35 4056 Basel Switzerland Facsimile no. +41 61 324 7826 Attn: Group General Counsel

or to such other address which a Party may have communicated to the other Party in accordance with this section 7.2 (Notices).

7.3   Costs

        Each Party shall bear its own costs (such as attorneys' and bankers' fees). Costs that are jointly incurred (such as the fees of the joint auditor) shall be evenly divided.

7.4   Modifications and Amendments, Right to Amend, Joint Negotiation

        Except as set forth in the paragraph immediately below, any modifications to, or waivers of any provisions of, this Merger Agreement must be made in writing and shall be subject to approval by the Novartis Board and the Alcon Board.

        The Novartis and Alcon Boards acknowledge and agree that any amendment to an essential term of this Merger Agreement shall be subject to approval by the Novartis Board and the Alcon Board (and, in the case of the Alcon Board, upon recommendation of the Independent Director Committee, which recommendation shall not be unreasonably withheld).

        The Parties agree that they jointly negotiated and prepared this Merger Agreement and that this Merger Agreement shall not be construed against any Party on the grounds that such Party prepared or drafted the same.

7.5   Severability

        Each provision of this Merger Agreement shall be interpreted in such manner that it is effective and valid under applicable law. If any provision of this Merger Agreement shall be unenforceable or invalid even though, such provision shall be ineffective only to the extent of such unenforceability or invalidity and be replaced by such valid and enforceable provision which a reasonable party acting in good faith would consider to match as closely as possible the invalid or unenforceable provision and to attain the same or a similar economic effect. The remaining provisions of this Merger Agreement shall continue to be binding and in full force and effect.

7.6   Non-Assignment

        Neither Party may assign any of its rights under this Merger Agreement without the prior written consent of the other Party.

7.7   Applicable Law and Jurisdiction

        The Merger and this Merger Agreement (and any claims or disputes arising out of or related thereto or hereto or to the inducement of any Party to enter therein or herein) shall in all respects be governed by, and construed in accordance with, the laws of Switzerland, including all matters of construction, validity and performance, in each case without reference to any conflict of laws rules that might lead to the application of the laws of any other jurisdiction. Any dispute between the Parties shall be resolved, at the exclusion of any other competent courts of law, by the courts of the City of Zurich, Switzerland, venue being Zurich 1, and if permitted under applicable rules of civil procedure shall be submitted to the Commercial Court of the Canton of Zurich (Handelsgericht des Kantons Zürich).

7.8   Jurisdiction on Shareholders' Claims

        Any shareholders' claims based on the Merger Act which arise out of or are made in connection with the Merger or this Merger Agreement shall exclusively be decided by the Swiss courts either at the seat of Novartis or at the seat of Alcon.

[Signatures on next page]

Basel, December 14, 2010

Novartis AG

/s/ DR. DANIEL VASELLA Dr. Daniel Vasella	/s/ HANS-JÖRG RUDLOFF Hans-Jörg Rudloff

Basel, December 14, 2010

Alcon, Inc.

/s/ CARY RAYMENT Cary Rayment	/s/ THOMAS G. PLASKETT Thomas G. Plaskett

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  Exhibit 2.6
Merger Agreement
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